
June 25, 2012

Via Facsimile
Mr. Graham P. Shuttleworth
Chief Financial Officer
Randgold Resources Limited.
3rd Floor Unity Chambers, 28 Halkett Street,
St. Helier, Jersey JE2 4WJ, Channel Islands

      Re: Randgold Resources Limited
              Form 20-F
              Filed March 30, 2012
              File No. 000-49888

Dear Mr. Shuttleworth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Ore Reserves, page 26

1.   We note your statement that the profitability of your Tongon Northern Zone open pit drops at higher gold prices. Please explain this statement to clarify the circumstances in which the profitability may drop with an increasing commodity price.

Massawa, page 41

2.   We note your statement that your mineral reserves for your Massawa project are based on a prefeasibility study. Historically a final feasibility study using the three-year average commodity price and a reasonable demonstration of the likelihood to obtain mining and environmental permits have been required to satisfy the definition of a mineral reserve in paragraph (a) of Industry Guide 7. Please explain how you have made the determination

that your prefeasibility study meets the level of feasibility historically required under Industry Guide 7.

3. Please forward to our engineer, as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical, and economic feasibility of your materials designated as reserves for your Massawa project, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and the current location on the schedule.

To minimize the transfer of paper, if possible please provide the requested information electronically, preferably on a CD and formatted as Adobe PDF files. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. If there are any questions concerning the above request, please call John Coleman, Mining Engineer at (202) 551-3610.

Exploration Review, page 42

4.   We note your disclosure of mineralized materials in this section of you filing. Historically the United States Securities and Exchange Commission has allowed the reporting of measured and indicated resources in terms of volume and grade of mineralized materials. Please modify your filing to disclose mineralized materials based on volumes and grades rather that contained ounces.

5.   Additionally, mineralized material does not include volumes and grades estimated by geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators. Please tell us if your mineralized materials contain volumes and grades based on geologic inference and, if so, modify your disclosure accordingly.

6.   We note your disclosure of an inferred resource on page 44 of your filing. Please modify your disclosure to remove all inferred mineral resources pursuant to paragraph (b)(5)(3) of Industry Guide 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director